File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE

INVESTMENT COMPANY ACT OF 1940

AMERICAN FAMILY LIFE INSURANCE COMPANY

AMERICAN FAMILY VARIABLE ACCOUNT I

AMERICAN FAMILY VARIABLE ACCOUNT II

Communications, Notice, and Order to:

Christopher S. Spencer, Esq.

American Family Life Insurance Company

6000 American Parkway

Madison, Wisconsin 53783-0001

Copies to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Ave., N.W.

Washington, D.C. 20004-2415

November 10, 2010

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)
)
AMERICAN FAMILY LIFE INSURANCE COMPANY	)
AMERICAN FAMILY VARIABLE ACCOUNT I	)	APPLICATION FOR AN
AMERICAN FAMILY VARIABLE ACCOUNT II	)	ORDER OF APPROVAL
	)	PURSUANT TO
6000 American Parkway	)	SECTION 26(c) OF THE
Madison, Wisconsin 53783-0001)		INVESTMENT COMPANY
	)	ACT OF 1940
)
File No. 812-)

American Family Life Insurance Company (the “Company”), American Family Variable Account I (the “Life Account”), and American Family Variable Account II ( the “Annuity Account”) (together, the “Applicants”) hereby request an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of the Vanguard Capital Growth Portfolio (“Replacement Portfolio”) of the Vanguard Variable Insurance Fund (“Vanguard Fund”) for Service Class 2 Shares of the Fidelity Variable Insurance Products Growth Portfolio (“Replaced Portfolio”) of the Fidelity Variable Insurance Products Fund (“Fidelity Fund”), currently held by the Life Account and the Annuity Account (each an “Account,” together, the “Accounts”) to support variable life insurance and annuity contracts issued by the Company (collectively, the “Contracts”).

I.	DESCRIPTION OF THE APPLICANTS, THE FUNDS, AND THE CONTRACTS

A.	Applicants

1.	American Family Life Insurance Company

The Company is a stock life insurance company organized under Wisconsin law in 1957. The Company is a wholly-owned subsidiary of AmFam, Inc. AmFam, Inc. is a downstream holding company and a wholly-owned subsidiary of American Family Mutual Insurance Company (“American Family Mutual”). American Family Mutual is one of the leading property/casualty insurance companies in the United States with operations in nineteen states located primarily in the Midwest. As of December 31, 2009, the Company had assets in excess of $4.8 billion.

The Company conducts a conventional life insurance business and is authorized to transact the business of life insurance, including annuities, in nineteen states. For purposes of the Act, the Company is the depositor and sponsor of each of the Accounts as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2.	The Accounts

Under the insurance law of Wisconsin, the assets of each Account attributable to the Contracts issued through that Account are owned by the Company, but are held separately from the other assets of the Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts. To the extent so provided under the applicable Contracts, that portion of the assets of any Account equal to the reserves and other Contract liabilities with respect to that Account are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, realized or unrealized, from the assets of each Account are credited to or charged against that Account without regard to the other income, gains, or losses of the Company. Each Account is a “separate account” as defined by Rule 0-1(e) under the Act. Each Account is registered with the Commission as a unit investment trust.1 Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual fund portfolios made available as investment vehicles underlying the Contracts. Currently, the Replaced Portfolio is available as an investment option under the Company’s variable life insurance and variable annuity Contracts.

The Life Account is currently divided into nine (9) subaccounts. The assets of the Life Account support variable life insurance contracts and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-6 (File Nos. 333-44956 and 333-147408 ).

The Annuity Account is currently divided into nine (9) subaccounts. The assets of the Annuity Account support variable annuity contracts and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File No. 333-45592).2

[1]	File No. 811-10097 (the Life Account); File No. 811-10121 (the Annuity Account).

[2]

Pursuant to Rule 0-4 under the Act, these registration statement files and other registration statement files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

B.	The Funds

1.	Fidelity Variable Insurance Products Fund

The Fidelity Fund is registered as an open-end management investment company under the Act (File No. 811-03329) and currently offers six (6) investment portfolios, each with multiple share classes. The Fidelity Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 002-75010).

Each portfolio of the Fidelity Fund has entered into an advisory agreement with Fidelity Management & Research Company (“FMR”) under which FMR acts as investment adviser for the portfolio. Under each investment advisory agreement, and subject to the supervision of the Fidelity Fund board of trustees, FMR has overall responsibility for the selection of investments in accordance with the investment objective, policies, and limitations of the portfolio and for handling the portfolio’s business affairs. FMR or its affiliates, subject to the supervision of the Fidelity Fund board of directors, provide the management and administrative services necessary for the operation of each portfolio. Each portfolio of the Fidelity Fund does, however, pay for the typesetting, printing, and mailing of its proxy materials to shareholders, legal expenses, and the fees of the custodian, auditor, and independent trustees, among other fees and expenses.

FMR Co., Inc. (“FMRC”), an investment adviser affiliate of FMR, has entered into a sub-advisory agreement with FMR under which FMRC acts as sub-adviser for certain of the portfolios of the Fidelity Fund, including the Replaced Portfolio. FMRC has day-to-day responsibility for choosing investments for the Replaced Portfolio. FMR pays FMRC for providing sub-advisory services. As of December 31, 2009, FMR and FMRC had over $1.3 billion and $582.3 billion in discretionary assets under management, respectively. The principal offices of FMR and FMRC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

Fidelity Research & Analysis Company (“FRAC”), an affiliate of FMR, also serves as sub-adviser for the Fidelity Fund and may provide investment research and advice for the Fidelity Fund, including the Replaced Portfolio.

Fidelity Management & Research (U.K.) Inc. (“FMR U.K.”), Fidelity Management & Research (Hong Kong) Limited (“FMR H.K.”), Fidelity Management & Research (Japan) Inc. (“FMR Japan”), FIL International Investment Advisors (“FIIA”), FIL Investment Advisors (U.K.) Ltd. (“FIIA(U.K.)L”), and FIL Investments (Japan) Limited (“FIJ”), all investment adviser affiliates of FMR, assist FMR with foreign investments of the Replaced Portfolio. FMR U.K., FMR H.K., FMR Japan, FIIA, FIIA(U.K.)L, and FIJ have each entered into a sub-advisory agreement with FMR and each acts as a sub-adviser to the Fidelity Fund. Under the sub-advisory agreements, FMR may receive from FMR U.K., FMR H.K., FMR Japan, FIIA, FIIA(U.K.)L, or FIJ, investment research and advice on issuers based outside the United States; further, FMR may receive from FMR U.K., FMR H.K., or FMR Japan, general investment advisory services. FMR pays FMRC, FMR U.K., FMR H.K., and FMR Japan, for providing sub-advisory services. FMR and its affiliates pay FRAC for providing sub-advisory services. FMR also pays FIIA for providing sub-advisory services, which in turn pays FIIA(U.K.)L and FIJ for providing sub-advisory services.

Neither the Fidelity Fund, any of its portfolios, FMR, FMRC, FRAC, FMR U.K., FMR H.K., FMR Japan, FIIA, FIIA(U.K.)L, nor FIJ are affiliated with the Applicants. The Fidelity Fund does not have manager-of-manager relief for the Replaced Portfolio.

2.	Vanguard Variable Insurance Fund

The Vanguard Variable Insurance Fund is registered as an open-end management investment company under the Act (File No. 811-05962) and currently offers fifteen (15) portfolios, including the Replacement Portfolio. The Vanguard Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-32216).

Pursuant to an investment advisory agreement between the Replacement Portfolio and PRIMECAP Management Company (“PRIMECAP”), PRIMECAP provides investment advisory services to the Replacement Portfolio. PRIMECAP manages the Replacement Portfolio subject to the supervision and oversight of the Vanguard Group, Inc. (“Vanguard”) and the Replacement Portfolio’s board of directors.

PRIMECAP employs a multi-portfolio manager approach to managing the Replacement Portfolio. Six (6) portfolio managers are primarily responsible for the day-to-day management of the Replacement Portfolio and each portfolio manager is a principal of PRIMECAP. Each portfolio manager manages a particular segment of the Replacement Portfolio autonomously; there is no decision-making by committee with respect to the management of those segments of the Replacement Portfolio. A small portion of the Replacement Portfolio’s assets is co-managed by individuals in PRIMECAP’s research department. The Replacement Fund pays PRIMECAP an investment advisory fee quarterly and the fee is a percentage of the average daily net assets of the Replacement Fund during the most recent fiscal quarter.

PRIMECAP, located at 225 South Lake Avenue, Suite 400, Pasadena, CA 91101, was founded in 1983 and is a California corporation whose outstanding shares are owned by its directors and officers. PRIMECAP also provides investment advisory services to endowment funds, employee benefit plans, mutual funds, and foundations unrelated to Vanguard or the Vanguard Fund. As of December 31, 2009, PRIMECAP managed approximately $63 billion in assets.

Neither the Vanguard Fund, any of its portfolios, nor PRIMECAP are affiliated with the Applicants. The Vanguard Fund does not have manager-of-manager relief for the Replacement Portfolio.

C.	The Contracts

The Contracts are flexible premium variable annuity and variable life insurance contracts. The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a fixed basis.3 The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, throughout the insured’s life, and for a substantial death benefit upon the death of the insured. Under each of the Contracts, the Company reserves the right to substitute shares of one fund for shares of another, or of another investment portfolio, including a portfolio of a different management company.

[3]	Because only fixed annuity payment options are available under the Contracts, the substitution will not affect Contracts that have been annuitized.

For as long as a variable life insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract owner may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account. Other than the Company’s right to impose certain limitations to deter market timing activity, the Contracts do not limit the number of transfers between the subaccounts or transfers from the subaccounts to the fixed account for any period of time. The Company does, however, assess a charge of $25 per transfer for transfers in excess of twelve per contract year. Guaranteed living benefit rider features are not available with the Contracts.

II.	THE PROPOSED SUBSTITUTION

The Company proposes to substitute shares of the Replacement Portfolio for Service Class 2 shares of the Replaced Portfolio currently held in the Accounts (the “proposed substitution”).

A.	Rationale for Proposed Substitution

The proposed substitution is part of an effort by the Company to provide a portfolio selection within the Contracts that: (1) provides a more competitive fee structure relative to other funds in the asset class peer group; (2) provides more competitive long-term returns relative to other funds in the asset class peer group; and (3) maintains the goal of offering a mix of investment options covering basic categories in the risk/return spectrum.

1.	Asset Class Representation

Large Cap Growth Portfolio. In year 2000 when the Company first selected the Replaced Portfolio, the Replaced Portfolio met its desire for a large cap growth equity investment option. The Replaced Portfolio, is positioned on the aggressive end of the risk/return spectrum for large cap growth investment options and offered Contract owners a large cap growth investment option with significant risk. Over the past nine years, the Replaced Portfolio has significantly underperformed its peers, as discussed below, leading the Company to reassess the position of its large cap growth investment option. In an attempt improve overall returns for the large cap growth investment option while providing for a relatively lower level of risk, the Company decided to select a large cap growth investment option which is focused more on long-term growth, rather than short-term pure growth or aggressive growth. The Replacement Portfolio meets this goal.

2.	Competitive Long-Term Returns

The Company believes that an important consideration for the selection and retention of an investment option under the Contracts is that the long-term performance (5 years and longer) of the investment option be competitive as compared to its asset class peer group, particularly given the limited selection of subaccounts available under the Contracts. In the Company’s judgment, the Replaced Portfolio has not demonstrated portfolio performance of the standard desired by the Company. Performance of the Replaced Portfolio has been in the third or bottom quartile for comparable funds over the last five years, except for 2007 where performance of the Replaced Portfolio fell within the first quartile. Further, absolute performance of the Replaced Portfolio ranks in the bottom quartile for comparable funds over the last 3- and 5-year periods and in the third quartile, close to the bottom quartile, for the 1-year period.

3.	Contract Owner Expectations

Replacing the Replaced Portfolio with the Replacement Portfolio is appropriate and in the best interest of Contract owners because the stated investment objective, principal investment strategies, and principal investment risks of the Replacement Portfolio are substantially similar to those of the Replaced Portfolio, so that Contract owners will have continuity in investment expectations with somewhat lower risk. In addition, Applicants note that the net expenses of the Replacement Portfolio are substantially less than those for the Replaced Portfolio for the year ended December 31, 2009.

B.	Comparison of Investment Objectives, Principal Investment Strategies, and Principal Investment Risks

The following charts set out the investment objectives, principal investment strategies, and principal investment risks of the Replaced Portfolio and Replacement Portfolio, as stated in their respective prospectuses.

REPLACED PORTFOLIO	REPLACEMENT PORTFOLIO

Fidelity VIP Growth Portfolio (Service Class 2 Shares)	Vanguard VIF Capital Growth Portfolio

Investment Objective	Investment Objective

Capital appreciation.	Long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

FMR normally invests the fund’s assets primarily in common stocks of companies FMR believes have above-average growth potential. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) or price/book (P/B) ratios. FMR may invest the fund’s assets in securities of foreign issuers in addition to securities of domestic issuers.

The Portfolio invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of large- and mid- capitalization stocks.

In buying and selling securities for the fund, FMR relies on fundamental analysis, which involves a bottom-up assessment of a company’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.

FMR may lend the fund’s securities to broker-dealers or other institutions to earn income for the fund. FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund’s exposure to changing security prices or other factors that affect security values.

Principal Investment Risks	Principal Investment Risks

Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations can be dramatic over the short as well as long term, and different parts of the market and different types of equity securities can react differently to these developments.

Stock Market Risk. Stock market risk is the risk that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign

Investment Style Risk. Investment style risk is the risk that returns from mid- and large-capitalization growth stocks will trail returns from the overall stock market. Historically, mid-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently.

Manager Risk. Manager risk is the risk that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

REPLACED PORTFOLIO	REPLACEMENT PORTFOLIO

investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.

“Growth” Investing. “Growth” stocks can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. “Growth” stocks tend to be more expensive relative to their earnings or assets compared to other types of stocks. As a result, “growth” stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.

In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund’s performance and the fund may not achieve its investment objective.

C.	Comparison of Advisory Fees, Other Expenses, and Performance

The following charts compare advisory fees, other expenses, total operating expenses, and portfolio turnover rates for the year ended December 31, 2009, expressed as an annual percentage of average daily net assets, of the Replaced Portfolio and the Replacement Portfolio. The Replaced Portfolio is subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the Act; the Replacement Portfolio is not subject to such a plan.4 Neither the Replaced Portfolio nor the Replacement Portfolio impose a redemption fee.

[4]

With regard to the Replaced Portfolio, the principal underwriter for the Portfolio has entered into an agreement with the principal underwriter for the Contracts, a wholly-owned subsidiary of the Company, for the payment of a fee equal to an annual percentage of the assets of the Replaced Portfolio attributable to the Contracts for the performance of certain distribution and shareholder services. With regard to the Replacement Portfolio, neither the principal underwriter for the Portfolio nor any of the Replacement Portfolio’s other affiliates have entered into a similar agreement with the Company, the principal underwriter for the Contracts or any of the Company’s other affiliates. As such, neither the Company nor any of its affiliates will receive revenue sharing payments from the principal underwriter of the Replacement Portfolio or from any other affiliates of the Replacement Portfolio.

	Replaced Portfolio	Replacement Portfolio
	Fidelity VIP Growth Portfolio (Service Class 2)	Vanguard Capital Growth Portfolio
	As of 12/31/09	As of 12/31/09
Advisory Fees	0.56%	0.41%
12b-1 Fee	0.25%	N/A
Other Expenses	0.13%	0.04%

Total Expenses	0.94%	0.45%

Less Contractual Fee Waivers and Expense Reimbursements	N/A	N/A
Net Expenses	0.94%	0.45%
Portfolio Turnover	134%	8%

The following tables compare the respective asset levels, expenses ratios and performance data for the Replaced Portfolio and the Replacement Portfolio for fiscal years 2007, 2008 and 2009 ended December 31.

Fidelity VIP Growth Portfolio (Service Class 2 Shares)	Net Assets at End of Period	Expense Ratio	Total Return
2007	$898,204,000	0.90%	26.66%
2008	$447,530,000	0.93%	(47.31)%
2009	$528,819,000	0.94%	27.97%

Vanguard Capital Growth Portfolio	Net Assets at End of Period	Expense Ratio	Total Return
2007	$344,000,000	0.42%	12.48%
2008	$251,000,000	0.42%	(30.36)%
2009	$313,000,000	0.45%	34.30%

The following table shows average annual total returns as of December 31, 2009 for the Replaced Portfolio and the Replacement Portfolio:

Fund	1 year	5 year	Since Inception	Inception Date
Fidelity VIP Growth Portfolio (Service Class 2)	27.97%	-0.81%	-3.73%	1/12/00
Vanguard Capital Growth Portfolio	34.30%	4.80%	9.63%	12/3/02

D.	Merits of the Proposed Substitution

Applicants believe that the Replacement Portfolio is an appropriate replacement for the Replaced Portfolio for each Contract, and that the Replacement Portfolio represents an investment option that is more compatible with the Replaced Portfolio than are any investment options under the Contracts. The Replacement Portfolio has a investment objective substantially identical to that of the Replaced Portfolio. Both pursue their investment objective by investing, under normal market conditions, in a diversified portfolio of stocks of companies with above average earnings growth potential. Each relies upon a fundamental analysis of companies in determining whether to purchase and sell securities. Each retains the flexibility to invest in the securities of foreign issuers and in derivative instruments, such as options, futures and forward contracts. There are, however, some distinctions between the way in which the principal investment strategies are pursued by the Replaced Portfolio and the Replacement Portfolio.

The primary differences in the investment strategies of the Replaced Portfolio and the Replacement Portfolio manifest in the extent to which the advisers may invest in small-capitalization companies and their investment time horizons. For example, the adviser for the Replacement Portfolio seeks capital appreciation predominately through investment in mid- and large-capitalization stocks, whereas the Replaced Portfolio also seeks capital appreciation but does not in any manner restrict its investment to mid- and large-capitalization companies. Instead, there is no limitation on the amount of assets the Replaced Portfolio may invest in small-capitalization companies.

The adviser for the Replacement Portfolio also invests with a long-term view of three to five years while the adviser for the Replaced Portfolio does not necessarily invest with such a long-term view in mind. In each such instance where the Replaced Portfolio’s investment strategy differs from that of the Replacement Portfolio, the Replaced Portfolio takes on more risk than does the Replacement Portfolio.

There also is a strong similarity in the principal investment risks for the Replacement Portfolio and the Replaced Portfolio. The prospectuses and statements of additional information for both the Replacement Portfolio and the Replaced Portfolio mention each portfolio’s exposure to stock market risk, risks associated with investment in foreign issuers and use of derivative instruments, as well as volatility associated with investment in growth stocks.

Although only the prospectus for the Replacement Portfolio lists manager risk (i.e., the risk that poor security selection or focus on securities in a particular sector, category or group of companies would cause the Portfolio to underperform relevant benchmarks or other funds with similar investment objectives), and investment style risk (i.e., the risk that returns from mid- and large-capitalization growth stocks would underperform the overall stock market), the Replaced Portfolio invests in the same manner in such securities resulting in identical risks. In addition, although only the prospectus for the Replaced Portfolio lists the risk of issuer-specific changes (i.e., the risk that changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s value), the Replacement Portfolio also invests in the same manner resulting in similar if not identical risk.

The Replaced Portfolio, however, may invest a larger portion of its assets in the securities of small-capitalization companies than the Replacement Portfolio. The value of securities of small-capitalization companies can be more volatile than that of large- and mid-capitalization companies. Accordingly, notwithstanding some different investment risk disclosure in the prospectus for the Replacement Portfolio, an investment in the Replacement Portfolio should not necessarily entail any greater risk than an investment in the Replaced Portfolio, and most likely would entail less risk.

In addition, although the Replacement Portfolio has not yet achieved a level of assets equal to or greater than the Replaced Portfolio, the Replacement Portfolio has a significantly lower expense ratio than the Replaced Portfolio. Also, historically the Replacement Portfolio has had a significantly lower portfolio turnover rate than the Replaced Portfolio, which over time may contribute to lower costs for Contract owners who allocate Contract value to the Replacement Portfolio subaccount.5

For those who are Contract owners on the date of the proposed substitution, the Company will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitution, the subaccount investing in the Replacement Portfolio such that the sum of the Replacement Portfolio’s operating expenses and subaccount expenses6 for such period will not exceed, on an annualized basis, the sum of the Replaced Portfolio’s operating expenses and subaccount expenses for the fiscal year preceding the date of the proposed substitution. In addition, for twenty-four months following the proposed substitution, the Company will not increase asset-based fees or charges for Contracts outstanding on the date of the proposed substitution.

Currently, each Account makes available nine subaccounts as investment options under the variable life insurance contracts or variable annuity contracts, as applicable, funded by the Accounts. Following the proposed substitution, each Account will continue to make available nine subaccounts as investment options under the variable life insurance contracts or variable annuity contracts it funds.

[5]

For each fiscal year ended December 31st, beginning in 2003 through 2009, the portfolio turnover rate for the Replacement Portfolio was 7%, 4%, 13%, 11%, 7%, 18% and 8%, respectively. In contrast, the portfolio turnover rate for the Replacement Portfolio for each same fiscal year ended December 31st, was 61%, 72%, 79%, 114%, 109%, 161% and 134%, respectively.

[6]

Subaccount expenses refer to those asset-based fees and charges that are deducted on a daily basis from subaccount assets and are reflected in the calculation of subaccount unit values. The mortality and expense risk charge is an example of such asset-based fees and charges.

E.	Communications with Contract Owners

By the May 1, 2011 prospectuses for the Contracts and the Accounts, the Company will notify owners of the Contracts of their intention to take the necessary actions, including seeking the order requested by this application, to carry out the proposed substitution as described herein. The current prospectus for the Replacement Portfolio, as well as the current prospectuses for all other portfolios available as investment options available under the Contracts, will be bound together with the May 1, 2011 prospectuses for the Contracts and the Accounts.

The prospectuses for the Contracts will advise the Contract owners that from the date of the prospectus until the date of the proposed substitution, the Company will not exercise any rights reserved by it under any Contract to impose additional charges for transfers until at least 30 days after the proposed substitution. Similarly, the prospectuses will disclose that, from May 1, 2011 until the date of the proposed substitution, the Company will permit Contract owners to transfer Contract value out of the subaccount currently holding shares of the Replaced Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers that may be permitted in the Contract year without a transfer charge. The prospectuses will also advise Contract owners that if the proposed substitution is carried out, then each Contract owner affected by the substitution will be sent a written notice (described immediately below) informing them of the facts and details of the substitution.

Within five days after the proposed substitution, Contract owners who are affected by the substitution will be sent a written notice informing them that the substitution was carried out. The notice will also reiterate the facts that the Company: (1) will not exercise any rights reserved by it under any of the Contracts to impose additional charges for transfers until at least 30 days after the proposed substitution, and (2) will, for at least 30 days following the proposed substitution, permit such Contract owners to transfer Contract values out of the subaccount holding shares of the Replacement Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge. The notice as delivered in certain jurisdictions may also explain that the right of a Contract owner to make transfers following the procedures described above (in connection with the proposed substitution) will not affect such Contract owner’s right, under insurance regulations in those jurisdictions, to exchange his or her Contract for a fixed-benefit life insurance contract or a fixed-benefit annuity Contract during the 60 days following the substitution.

F.	Representations

The Company will carry out the proposed substitution by redeeming shares of the Replaced Portfolio held by the Accounts for cash and applying the proceeds to the purchase of shares of the Replacement Portfolio. The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in either of the Accounts. Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or the Company’s obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution.

The proposed substitution will not be treated as a transfer of Contract value for the purpose of assessing transfer charges or for determining the number of remaining “free” transfers in a Contract year. The Company will not exercise any right it may have under the Contracts to impose additional charges for Contract value transfers under the Contracts for a period of at least 30 days following the proposed substitution. Similarly, from May 1, 2011 until the date of the proposed substitution, the Company will permit Contract owners to make transfers of Contract value out of the Replaced Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge. Likewise, for at least 30 days following the proposed substitution, the Company will permit Contract owners affected by the substitution to transfer Contract value out of the Replacement Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge.

The Company is also seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

III.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitution by the Company of shares of the Replacement Portfolio for Service Class 2 Shares of the Replaced Portfolio currently held by the Accounts.

A.	Applicable Law

Section 26(c) of the Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 26(c) was added to the Act by the Investment Company Amendments of 1970 (the “1970 Amendments”). Prior to the enactment of the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.7

[7]

In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

Congress responded to the Commissioners’ concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of the investors and provisions of the Act.8

The proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the Act.9 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.

[8]	S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

[9]

While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

B.	Basis for an Order

All the Contracts expressly reserve for the Company the right, subject to compliance with applicable law, to substitute shares of one fund or portfolio held by a subaccount of an Account for another. The prospectuses for the Contracts and the Accounts contain appropriate disclosure of this right. The Company has reserved this right of substitution both to protect itself and its Contract owners in situations where it believes an underlying fund is no longer appropriate for Contract owners or where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of its separate accounts, and to afford the opportunity to replace such shares where to do so could benefit itself and Contract owners.10

Applicants maintain that Contract owners will be better served by the proposed substitution and that the proposed substitution is appropriate given the Replacement Portfolio, the Replaced Portfolio, and other investment options available under the Contracts. In the last four (4) out of the last five (5) years, the Replacement Portfolio has had investment performance superior to that of the Replaced Portfolio. In addition, for each one-year, five-year and since inception periods ended December 31, 2009, the Replacement Portfolio has had investment performance superior to that of the Replaced Portfolio. The Replacement Portfolio has also had substantially lower expenses than the Replaced Portfolio over these same periods.

[10]	Almost all variable life and variable annuity issuers reserve this right in order to permit a flexible response to various uncontrollable business contingencies.

Applicants believe that the Replacement Portfolio and the Replaced Portfolio are substantially the same in their stated investment objectives and principal investment strategies as to afford investors continuity of investment and risk. In addition, Applicants generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.[11]

Applicants believe that Contract owners will be better off with the Replacement Portfolio than with the Replaced Portfolio. The proposed substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts. If the proposed substitution is carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values between and among the remaining subaccounts as they could before the proposed substitution.

The proposed substitution is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and the fixed account. Moreover, the Contracts will offer Contract owners the opportunity to transfer

[11]

See, e.g., AXA Equitable Life Insurance Company, et al., Investment Company Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; Nationwide Life Insurance Company, et al., Investment Company Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; Riversource Life Insurance Company, et al., Investment Company Act Rel. No. 28575 (Dec. 30, 2008) (Order), File No. 812-13492; American Family Life Insurance Company, et al., Investment Company Act Rel. No. 28237 (Apr. 16, 2008) (Order), File No. 812-13445; Metlife Insurance Company of Connecticut, et al., Investment Company Act Rel. No. 28044 (Nov. 7, 2007) (Order), File No. 812-13380; MONY Life Insurance Company of America, et al., Investment Company Act Rel. No. 27929 (Aug. 17, 2007) (Order), File No. 812-13346; ING Life Insurance and Annuity Company, et al., Investment Company Act Rel. No. 27885 (July 16, 2007) (Order), File No. 812-13361; MetLife Insurance Company of Connecticut, et al., Investment Company Act Rel. No. 27810 (Apr. 30, 2007) (Order), File No. 812-13347; Jefferson National Life Insurance Company, et al., Investment Company Act Rel. No. 27813 (Apr. 30, 2007) (Order), File No. 812-13342; John Hancock Life Insurance Company, et al., Investment Company Act Rel. No. 27781 (Apr. 16, 2007) (Order), File No. 812-13318; COUNTRY Investors Life Assurance Company, et al., Investment Company Act Rel. No. 27744 (Feb. 28, 2007) (Order), File No. 812-13325; and Integrity Life Insurance Company, et al., Investment Company Act Rel. No. 27738 (Feb. 23, 2007) (Order), File No. 812-13321.

amounts out of the affected subaccount into any of the remaining subaccounts without cost or disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their Contract values. They also select the specific type of coverage offered by the Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts. Contract owners may also have considered the size, financial condition, type, and reputation for service of the Company, from whom they purchased their Contract in the first place. These factors will not change because of the proposed substitution.

C.	Specific Representations and Request for an Order

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitution by the Company. Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV.	COMMUNICATIONS

Please address all communications concerning this application and Notice and Order to:

Christopher S. Spencer, Esq.

American Family Life Insurance Company

6000 American Parkway

Madison, Wisconsin 53783-0001

Please address any questions concerning this application and a copy of any communications, Notice or Order to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Ave., N.W.

Washington, D.C. 20004-2415

V.	AUTHORIZATIONS

Under Wisconsin law and the articles of incorporation and by-laws of the Company, its business and affairs are to be conducted by its board of directors. Under Wisconsin Insurance Law, the business and affairs of each of the Accounts are conducted by the Company. In accordance with such laws, articles, and by-laws, the board of directors of the Company adopted resolutions authorizing the appropriate officers to prepare, execute, and file with the Commission applications for orders of approval and exemption that may be necessary from time to time to carry on the operations of the Accounts. A certified copy of these resolutions is attached as Exhibit A hereto. Accordingly, the person signing and filing this application has been fully authorized to do so.

American Family Life Insurance Company has caused this application to be duly signed on its behalf and on behalf of American Family Variable Account I and American Family Variable Account II in the State of Wisconsin on the 8th day of November, 2010.

AMERICAN FAMILY LIFE INSURANCE COMPANY
AMERICAN FAMILY VARIABLE ACCOUNT I
AMERICAN FAMILY VARIABLE ACCOUNT II

By:	AMERICAN FAMILY LIFE INSURANCE COMPANY

/S/ Jerome Gilbert Rekowski
By: Jerome Gilbert Rekowski

Title:	Director, Executive Vice President
(Seal)

Attest:	/S/ Ann Wenzel
By: Ann Wenzel
Title:	Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the attached application dated the 10th day of November, 2010, for and on behalf of American Family Life Insurance Company, American Family Variable Account I and American Family Variable Account II, that he is Director and Executive Vice President of American Family Life Insurance Company, and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information, and belief.

/S/ Jerome Gilbert Rekowski
Jerome Gilbert Rekowski
Director, Executive Vice President

EXHIBIT INDEX

EXHIBIT A	Resolutions of American Family Life Insurance Company Authorizing the Filing of the Application

EXHIBIT A

Resolutions of American Family Life Insurance Company

Authorizing the Filing of the Application

AMERICAN FAMILY LIFE INSURANCE COMPANY

Directors’ Meeting

August 7, 2000

RESOLUTIONS AUTHORIZING

A VARIABLE LIFE SEPARATE ACCOUNT

BE IT RESOLVED, That this Board of Directors hereby establishes, with the approval of the Wisconsin Commissioner of Insurance, a separate account within American Family Life Insurance Company, pursuant to sections 611.24 and 611.25 of the Wisconsin Statutes, designated as “American Family Variable Account I” (hereinafter “Variable Account I”)’ for the following uses and purposes, and subject to such conditions as hereinafter set forth; and

FURTHER RESOLVED, That Variable Account I is established for the purpose of providing for the issuance by the Company of certain variable life insurance policies (the “Policies”), and shall constitute a funding medium to support reserves under such Policies issued by the Company; and

FURTHER RESOLVED, That the income, gains and losses, realized or unrealized, from assets allocated to Variable Account I shall be credited to or charged against Variable Account I, without regard to other income, gains or losses of the Company; and

FURTHER RESOLVED, That the assets of Variable Account I equal to the reserves and other liabilities under the Policies and any other policies issued through Variable Account I may not be charged with liabilities arising out of any other business the Company may conduct; and

FURTHER RESOLVED, That Variable Account I shall be divided into investment subaccounts (the “Subaccounts”), each of which shall invest in the shares of a mutual fund portfolio, and net premiums under the Policies shall be allocated in accordance with instructions received form owners of the Policies; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to add or remove any Subaccount of Variable Account I or add or remove any mutual fund as may hereafter be deemed necessary or appropriate; and

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FURTHER RESOLVED, That the income, gains and losses, realized or unrealized, from assets allocated to each Subaccount of Variable Account I shall be credited to or charged against such Subaccount of Variable Account I, without regard to other income, gains or losses of any other Subaccount of Variable Account I; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to invest such amount or amounts of the Company’s cash in Variable Account I or in any Subaccount thereof or in any mutual fund as may be deemed necessary or appropriate to facilitate the commencement of Variable Account I’s and/or to meet any minimum capital requirements under the Investment Company Act of 1940 (the “1940 Act”); and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to transfer cash from time to time from the Company’s general account to Variable Account I, or from Variable Account I to the general account, as deemed necessary or appropriate and consistent with the terms of the Policies; and

FURTHER RESOLVED, That this Board reserves the right to change the designation of Variable Account I hereafter to such other designation as it may deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them , with full power to act without the others, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require are severally authorized and directed to take all action necessary to: (a) register Variable Account I as a unit investment trust under the 1940 Act; (b) register the Policies in such amounts, which may be an indefinite amount, as such officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 (the “1933 Act”); and (c) take all other actions that are necessary in connection with the offering of the Policies for sale and the operation of Variable Account I in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable Federal Laws, including the filing of any registration statements, any undertakings, no-action requests, consents, and any applications for exemptions from

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the 1940 Act or other applicable federal laws and any amendments to the foregoing as the officers of the Company shall deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of Variable Account I, and by the Company as sponsor and depositor, a Notification of Registration on Form N-8A, a registration statement registering Variable Account I as an investment company under the 1940 Act, and a registration statement registering the Policies under the 1933 Act, and all amendments to the foregoing on behalf of Variable Account I and the Company and on behalf of and as attorneys-in-fact for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer of the Company; and

FURTHER RESOLVED, That the Executive Vice President, Legal is duly appointed as agent for service under any such registration statement, duly authorized to receive communications and notices from the Securities and Exchange Commission with respect thereto; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized on behalf of Variable Account I and on behalf of the Company to take any and all action that each of them may deem necessary or advisable in order to offer and sell the Policies, including any registrations, filings and qualifications both of the Company, its officers, agents and employees, and of the Policies, under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith to prepare, execute, deliver and file all such applications, requests, undertakings, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under such laws, and to take any and all further action which such officers or legal counsel of the Company may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as the officers or legal counsel deem it to be in the best interests of Variable Account I and the Company; and

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FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, be and they hereby are severally authorized in the names and on behalf of Variable Account I and the company to execute and file irrevocable written consents on the part of Variable Account I and of the Company to be used in such states wherein such consents to service of process may be required under the insurance or securities laws therein in connection with the registration or qualification of the Policies and to appoint the appropriate state official, or such other person as may be allowed by insurance or securities laws, agent of Variable Account I and of the Company for the purpose of receiving and accepting process, and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to establish procedures under which the Company will provide voting rights for owners of the policies with respect to securities owned by Variable Account I; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them , with full power to act without the others, are hereby severally authorized to execute such agreement or agreements as deemed necessary and appropriate (i) with American Family Securities, LLC, or such other entity will be appointed principal underwriter and distributor for the policies, (ii) with one or more qualified banks or other qualified entities to provide administrative and/or custody services in connection with the establishment and maintenance of Variable Account I and the design, issuance, and administration of the policies, and (iii) with the designed mutual funds and/or the principal underwriter and distributor of those funds for the purchase and redemption of fund shares; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are hereby severally authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof; and

FURTHER RESOLVED, that the Company hereby adopts and establishes the following Standards of Conduct for itself and its officers, directors, and employees (each, an

4

“Employee”) with respect to the purchase or sale of investments of Variable Account I:

No Employee shall:

1. Employ any device, scheme or artifice to defraud Variable Account I or the owners of the Policies;

2. Make any untrue statement of a material fact with respect to the investments of Variable Account I or omit to state a material fact necessary in order to make the statements made, in light of the Circumstances in which they were made, not misleading;

3. Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon Variable Account I or the owners of the Policies;

4. Engage in any manipulative practice with respect to Variable Account I or the owners of the Policies;

5. Sell to, or purchase from, Variable Account I any securities or other property, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

6. Purchase or allow to be purchased for Variable Account I any securities of which the Company or an affiliated company is the issuer, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

7. Accept any compensation other than a regular salary or wages from the Company or an affiliated company for the sale or purchase of investment securities to or from Variable Account I except as permitted under applicable laws, rules, regulations, order, or other interpretations of any government, agency or self-regulatory organization;

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8. Engage in any joint transaction, participation or common undertaking whereby the Company or an affiliated company participates with Variable Account I in any transaction in which the Company or an affiliated company obtains an advantage in the price or quality of the item purchased, the service received or in the cost of such service, and Variable Account I or the owners of the Policies are disadvantaged in any of these respects by the same transaction; or

9. Borrow money or securities from Variable Account I other than under a policy loan provision.

FURTHER RESOLVED, that the Company shall require any third party providing administrative services to Variable Account I to adopt Standards of Conduct encompassing the standards set forth above.

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AMERICAN FAMILY LIFE INSURANACE COMPANY

Directors’ Meeting

August 7, 2000

RESOLUTIONS AUTHORIZING

A VARIABLE ANNUITY SEPARATE ACCOUNT

BE IT RESOLVED, That this Board of Directors hereby establishes, with the approval of the Wisconsin Commissioner of Insurance, a separate account within American Family Life Insurance Company, pursuant to sections 611.24 and 611.25 of the Wisconsin Statutes, designated as “American Family Variable Account II” (hereinafter “Variable Account II”)’ for the following uses and purposes, and subject to such conditions as hereinafter set forth; and

FURTHER RESOLVED, That Variable Account II is established for the purpose of providing for the issuance by the Company of certain deferred and immediate variable annuity contracts (collectively, the “Contracts”), and shall constitute a funding medium to support reserves under such Contracts issued by the Company; and

FURTHER RESOLVED, That the income, gains and losses, whether or not realized, from assets allocated to the Variable Account II shall, in accordance with the Contracts, be credited to or charged against the Variable Account II without regard to other income, gains or losses of the Company; and

FURTHER RESOLVED, That to the extent provided under the Contracts, that portion of the assets of the Variable Account II equal to the reserves and other contract liabilities with respect to the Variable Account II shall not be chargeable with liabilities arising out of any other business the Company may conduct; and

FURTHER RESOLVED, That the investment policy and objective of the Variable Account II is to invest in shares of an investment portfolio of a management investment company or in units or other interests in a unit investment trust, real estate investment trust or other pooled investment vehicle, which portfolio, trust or pooled investment vehicle has a stated investment objective (hereinafter, a “designated fund”); and

FURTHER RESOLVED, That Variable Account II shall be divided into subaccounts, and each subaccount in Variable

1

Account II shall invest in the shares of a single investment portfolio of a management investment company or in units or other interests in a unit investment trust, real estate investment trust or other pooled investment vehicle, as permitted by the Contracts; and

FURTHER RESOLVED, That the income, gains and losses, whether or not realized, from assets allocated to each subaccount of Variable Account II shall, if provided for in the Contracts, be credited to or charged against such subaccount of Variable Account II without regard to other income, gains or losses of any other subaccount of Variable Account II; and

FURTHER RESOLVED, That this Board expressly reserves the right to: (1) add or remove any subaccount or Variable Account II, (2) substitute shares of or interests in one designated fund for another, or (3) change the designation of a subaccount or of Variable Account II, as it may hereafter deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to invest such amount or amounts of the Company’s cash in Variable Account II or in any subaccount as may be deemed necessary or appropriate to facilitate the commencement of Variable Account II’s operations and/or to meet any minimum capital requirements under the Investment Company Act of 1940 (the “1940 Act”); and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to transfer cash from time to time between the Company’s general account and Variable Account II as deemed necessary or appropriate and consistent with the terms of the Contracts; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are severally authorized and directed to take all action necessary to: (a) register Variable Account II as a unit investment trust under the 1940 Act, (b) register interests in the Variable Account II (including the Contracts) in such amounts, which may be an indefinite amount, as such officers of the Company shall from time to time deem appropriate

2

under the Securities Act of 1933 (the “1933 Act”), and (c) take all other actions that are necessary in connection with the offering of the Contracts for sale and the operation of Variable Account II in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable federal laws, including the filing of registration statements or any amendments to registration statements, any undertakings, and any applications for exemptions from the 1940 Act or other applicable federal laws as the officers of the Company shall deem necessary or appropriate; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of Variable Account II, and by the Company as sponsor and depositor, and on behalf of and as attorneys-in-fact for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer or director of the Company: (1) a Notification of Registration on Form N-8A registering Variable Account II as an investment company under the 1940 Act, (2) a registration statement under the 1940 Act, (3) a registration statement under the 1933 Act registering interests in Variable Account II (including the Contracts), and (4) any and all amendments to the foregoing; and

FURTHER RESOLVED, That the Executive Vice President, Legal is duly appointed as agent for service of process under any such registration statement, duly authorized to receive communications and notices from the Securities and Exchange Commission with respect thereto; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized behalf of the Separate Account and on behalf of the Company to take any and all action that each of them may deem necessary or advisable in order to offer and sell interests in Variable Account II (including the Contracts), including any registrations, filings and qualifications both of the Company, its officers, agents and employees, and of the Contracts, under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith to prepare, execute, deliver and file all such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under

3

such laws, and to take any and all further action which such officers or legal counsel of the Company may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as the officers or legal counsel deem it to be in the best interests of Variable Account II; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized in the names and on behalf of Variable Account II and the Company to execute and file irrevocable written consents on the part of Variable Account II and of the Company to be used in such states wherein such consents to service of process may be requisite under the insurance or securities laws therein in connection with the registration or qualification of the Contracts, and to appoint the appropriate state official, or such other person as may be allowed by insurance or securities laws, agent of Variable Account II and of the Company for the purpose of receiving and accepting process; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to establish procedures under which the Company will provide voting rights for owners of the Contracts with respect to securities owned by Variable Account II; and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to execute such agreement or agreements as deemed necessary and appropriate (1) with American Family Securities, LLC or other qualified entity under which American Family Securities, LLC or such other entity will be appointed principal underwriter and distributor for interests in Variable Account II (including the Contracts), (2) with one or more qualified banks or other qualified entities to provide administrative and/or custody services in connection with the establishment and maintenance of Variable Account II and the design, issuance, and administration of the Contracts, and (3) with the designated funds and/or the principal underwriter and distributor of those funds for the purchase and redemption of shares, units or interests in such designated funds and

FURTHER RESOLVED, That the President and Executive Vice Presidents and each of them, with full power to act without the others, are severally authorized to execute and deliver

4

such agreements and other documents and do such acts and things as each of them may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof; and

FURTHER RESOLVED, that the Company hereby adopts and establishes the following Standards of Conduct for itself and its officers, directors, employees and affiliates (each an “Employee”) with respect to the purchase or sale of investments of Variable Account II:

No Employee shall:

1. Employ any device, scheme or artifice to defraud Variable Account II or the owners of the Contracts;

2. Make any untrue statement of a material fact with respect to the investments of Variable Account II or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading;

3. Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon Variable Account II or the owners of the Contracts;

4. Engage in any manipulative practice with respect to Variable Account II or the owners of the Contracts;

5. Sell to, or purchase from, Variable Account II any securities or other property, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

6. Purchase or allow to be purchased for Variable Account II any securities of which the Company or an affiliated company is the issuer, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

7. Accept any compensation other than a regular salary or wages from the Company or an affiliated company for the sale or purchase of investment securities to or from Variable Account II except as

5

permitted under applicable laws, rules, regulations, order, or other interpretations of any government, agency or self-regulatory organization;

8. Engage in any joint transaction, participation or common undertaking whereby the Company or an affiliated company participates with Variable Account II in any transaction in which the Company or an affiliated company obtains an advantage in the price or quality of the item purchased, the service received or in the cost of such service, and Variable Account II or the owners of the Contracts are disadvantaged in any of these respects by the same transaction; or

9. Borrow money or securities from Variable Account II other than under a Contract loan provision.

FURTHER RESOLVED, that the Company shall require any third party providing administrative services to Variable Account II to adopt Standards of Conduct encompassing the standards set forth above.

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